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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X      Form 40-F
                                  _______            _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.

                            Yes              No   X
                               _______         _______

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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OUR BOARD OF DIRECTORS RESOLVE TO ACQUIRE SHINHAN PRIVATE EQUITY INC. AS OUR
WHOLLY-OWNED SUBSIDIARY

On December 16, 2004, we decided to acquire Shinhan Private Equity Inc. ("the Company") as our wholly owned subsidiary pursuant to a resolution of our board of directors. Capital stock of Shinhan Private Equity is KRW 10,000,000,000. The Company is primarily engaged in the following businesses: (1) investment advisory service under "Indirect Investment Asset Management Business Act of Korea," (2) management of domestic and foreign private equity funds, and (3) all of other services related to the businesses described in items (1) and (2) above. We plan to formally report the acquisition of the Company to the Financial Supervisory Committee of Korea in the near future.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       SHINHAN FINANCIAL GROUP CO., LTD.


                                       By /s/ Byung Jae Cho
                                       ---------------------------------
                                       Name:  Byung Jae Cho
                                       Title: Chief Financial Officer

Date: December 17, 2004